UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-36222

Autohome Inc.

18th Floor Tower B, CEC Plaza

3 Dan Ling Street

Haidian District, Beijing 100080

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

We made an announcement dated May 12, 2026 with The Stock Exchange of Hong Kong Limited relating to the record date of our forthcoming annual general meeting. Details including the date and location of the meeting will be provided in a meeting notice in due course.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement – Record Date for Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autohome Inc.

By :	/s/ Chi Liu
Name:	Chi Liu
Title :	Chairman of the Board, Director and Chief Executive Officer

Date: May 12, 2026